UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

MARIS-TECH LTD.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

M68057104

(CUSIP Number)

Israel Bar

2 Yitzhak Modai Street, Rehovot, 7608804, Israel

+972.72.2424022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

CUSIP No. M68057104	Schedule 13D/A

1	NAMES OF REPORTING PERSONS Joseph Gottlieb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 911,525*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 911,525*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,525*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.47%**
14	TYPE OF REPORTING PERSON IN

*	See Item 5 for beneficial ownership information.

**	Based on a total of 7,878,501 Ordinary Shares outstanding as of May 2, 2023, as reported by the Issuer to the Reporting Person.

Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”), which amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2022 (the “Schedule 13D”) by Joseph Gottlieb (the “Reporting Person”) is being filed to reflect the Reporting Person’s purchase of additional ordinary shares, no par value per share (the “Ordinary Shares”), of Maris-Tech Ltd., an Israeli company (the “Issuer”), as more fully described in Item 3 below.

Item 1.	Security and Issuer.

This Statement relates to the Ordinary Shares of the Issuer.

The principal executive offices of the Issuer are located at 2 Yitzhak Modai Street, Rehovot, 7608804, Israel.

Item 2.	Identity and Background.

(a) and (f) the Reporting Person is an Israeli citizen.

(b) The Reporting Person’s business address is 2 Yitzhak Modai Street, Rehovot, 7608804, Israel.

(c) Chief Executive Officer of Colint Ltd., 1 HaMada Street, Rehovot, Israel and Innovative Industries Inc.,80-02 Kew Gardens Rd, suite 5002, Kew Gardens, New York, 11415.

(d) and (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended to add the following:

The Reporting Person purchased the following Ordinary Shares in open market transactions: 10,000 Ordinary Shares on March 21, 2023; 20,000 Ordinary Shares on March 23, 2023; 20,000 Ordinary Shares on March 27, 2023; and 4,250 Ordinary Shares on April 5, 2023, with his personal funds.

Item 4.	Purpose of Transaction.

This item is not being amended by this Schedule 13D/A.

Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

The information provided herein is based upon 7,878,501 Ordinary Shares issued and outstanding as of May 2, 2023 as reported by the Issuer to the Reporting Person.

(a) The Reporting Person beneficially owns 911,525 Ordinary Shares, representing approximately 11.47% of the outstanding Ordinary Shares.

(b) The Reporting Person holds sole voting and dispositive power over 911,525 Ordinary Shares of the Issuer consisting of (i) 840,125 Ordinary Shares, and (ii) warrants to purchase up to 71,400 Ordinary Shares exercisable within 60 days of May 2, 2023. The warrants have a per share exercise price of $5.25, were exercisable immediately upon issuance on February 4,2022, and will expire on February 1, 2027.

(c) The Reporting Persons has not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth in Item 3, which is incorporated by reference herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

See Item 4 above, which is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

“Item 7. Material to Be Filed as Exhibits” of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 4.7 to the Issuer’s Registration Statement on Form F-1/A filed with the SEC on January 18, 2022).

Page 5 of 5 Pages

SIGNATURE

After a reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2023

/s/ Joseph Gottlieb
Joseph Gottlieb